Exhibit 99.2

August 14, 2018

To Whom It May Concern:

FRONTEO, Inc.
Representative: Masahiro Morimoto
Chief Executive Officer and President
(Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, Director, CFO/CAO
Telephone +81-3-5463-6344

Notice concerning non-operating income (foreign exchange gain)

FRONTEO, Inc. (the “Company”) hereby announces accrued non-operating income for the first quarter of the fiscal year ending March 31, 2019 (from April 1, 2018 to June 30, 2018) as follows.

1. Details of non-operating income

The Company recorded a foreign exchange gain of 78,505 thousand yen under non-operating income for the first quarter of the fiscal year ending March 31, 2019 (from April 1, 2018 to June 30, 2018) due to fluctuations in foreign exchange rates.

The above number is a valuation gain due to the exchange rate as of the end of the first quarter of the fiscal year ending March 31, 2019 and is subject to change in accordance with future exchange rate fluctuations.

2. Impact on business performance

For the effects this change will have on business performance, please refer to Summary of Consolidated Financial Results For the Three-Month Period Ended June 30, 2018 [Japanese GAAP] announced today.